 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* UnitedGlobalCom, Inc. (Last) (First) (Middle) 4643 So. Ulster Street, Suite 1300 (Street) Denver, CO 80237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Pan-Europe Communications, NV UPCOY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 84-1602895	4. Statement for (Month/Day/Year 04/08/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series 1 Convertible Class A Preference Shares	Euro35.55	04/08/2003		P		2,122		Immed.	(1)	Ordinary Shares	8,248,309(2)	(3)	6,355	D
Warrant (rt to buy)	Euro42.546	04/08/2003		P		971,118		Immed.	12/31/2007	Ordinary Shares	971,118	(3)	3,026,490	D
Series 1 Convertible Class A Preference Shares	Euro35.55									Ordinary Shares	13,604,656(2)		$6,000	I	through subsidiaries
Warrant (rt to buy)	Euro42.546									Ordinary Shares	1,669,457		$2,913,355	I	through subsidiaries

Explanation of Responses:

(1) Subject to mandatory redemption after December 8, 2002, unless earlier converted or redeemed.
(2) Pursuant to the terms of the Preference Shares, the number of the Ordinary Shares accretes at 8% per annum until converted. Share numbers presented are as of March 31, 2003.
(3) The Reporting Person acquired the Issuer's securities for an aggregate of 426,360 shares of its Class A common stock, which is currently valued at $1,475,206 based on the closing price as reported on Nasdaq on April 8, 2003.

By:	Date:
/s/ Valerie L. Cover, Vice President	04/10/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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